EXHIBIT 11.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF NET LOSS

PER COMMON SHARE

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2003	2004	2003	2004
Loss from continuing operations before cumulative effect of change in accounting principle	$(82,930)	$(56,049)	$(156,837)	$(135,560)
Dividends on preferred stock, net of gains (losses) on purchases of preferred stock	(20,081)	(9,332)	(34,452)	(19,028)

Loss from continuing operations before cumulative effect of change in accounting principle applicable to common stock for basic and diluted computations	(103,011)	(65,381)	(191,289)	(154,588)
Income from discontinued operations	2,099	16,455	7,541	30,999
Cumulative effect of change in accounting principle	—	—	(551)	—

Net loss applicable to common stock for basic and diluted computations	$(100,912)	$(48,926)	$(184,299)	$(123,589)

Weighted-average number of common shares outstanding during the period for basic and diluted computations (in thousands)	215,969	221,853	216,464	220,574

Per common share—basic and diluted:
Loss from continuing operations before cumulative effect of change in accounting principle	$(0.48)	$(0.29)	$(0.88)	$(0.70)
Income from discontinued operations	0.01	0.07	0.03	0.14
Cumulative effect of change in accounting principle	—	—	—	—

Net loss	$(0.47)	$(0.22)	$(0.85)	$(0.56)